CLEARY, GOTTLIEB, STEEN & HAMILTON

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

Writer's Direct Dial: (212) 225-2570

April 17, 2002

SUPPL

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFB's Informative Note, dated April 10, 2002.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Jaime A. El Koury

dlw 4/19

Enclosure

cc: Edgar Omar Méndez Nava (w/o enclosures)

CLEARY, GOTTLIEB, STEEN & HAMILTON

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470

TELEPHONE
(212) 225-2000

FACSIMILE
(212) 225-3999

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

RECD S.E.C.
APR 17 2002
FEE 088

April 17, 2002

Writer's Direct Dial: (212) 225-3728
E-Mail: jolivova@cgsh.com

VIA POUCH

Bruno Giri
Cleary, Gottlieb, Steen & Hamilton
Washington Office

Re: SEC Filings: Grupo Financiero BBVA Bancomer; 28394-000

Dear Bruno:

Enclosed please find a letter for the SEC along with Informative Note of Grupo Financiero BBVA Bancomer, dated April 10, 2002.

Please do not hesitate to contact me at 212-225-3728 or via e-mail at jolivova@cgsh.com in case you have any questions. Thank you for your help!

Sincerely,

Jana Olivova
Corporate Paralegal

BBVA Bancomer

INFORMATIVE NOTE

(Mexico City, April 10, 2002) In connection to various recently published news related to BBVA, GFBB announces that the entity has no connection to the investigations by the Spanish authorities and has no relation to the matter under investigation.

BBVA Bancomer

NOTA INFORMATIVA

(México, D.F., 10 de abril de 2002) En relación con diversas noticias relacionadas con BBVA publicadas en los últimos días, GFBB informa que la entidad es totalmente ajena a las investigaciones seguidas por las autoridades españolas y no tiene vinculación alguna con el asunto objeto de las mismas.